Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Six months ended June 30,	2012
Earnings:
Income from continuing operations before income taxes	$132
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(54)
Fixed charges added to earnings	266
Distributed income of less than 50 percent-owned persons	45
Amortization of capitalized interest:
Consolidated	22
Proportionate share of 50 percent-owned persons	—

Total earnings	$411

Fixed Charges:

Interest expense:
Consolidated	$246
Proportionate share of 50 percent-owned persons	—

$246

Amount representative of the interest factor in rents:
Consolidated	$20
Proportionate share of 50 percent-owned persons	—

$20

Fixed charges added to earnings	$266

Interest capitalized:
Consolidated	$47
Proportionate share of 50 percent-owned persons	—

$47

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$313

Ratio of earnings to fixed charges	1.3